EXHIBIT 99.1

We have incurred significant losses in the past few years and we may not regain profitability into the foreseeable future which could cause our stock price to fall.

We cannot assure you that we will regain profitability in the near future. Our ability to increase revenue and regain profitability will be affected by the other risks and uncertainties described in this Exhibit. Our failure to regain profitability could cause our stock price to further decline and impair our ability to finance our operations. However, we may not achieve this goal for a number of reasons, including:

•	decline in the sales of our products and services during 2003; and

•	failure to reduce expenses to sufficient levels in line with our revenues.

Our fluctuating operating results could cause our stock price to fall.

Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially.

Our quarterly operating results have varied or may vary depending on a number of factors, including the following:

•	fluctuations in demand for our products and services;

•	changes in the mix of our products and services and related margins;

•	changes in the mix of our licensing arrangements and related timing of revenue recognition;

•	the size, timing, and contractual terms of licenses and sales of our products and services;

•	customer financial constraints and credit-worthiness;

•	the current economic slowdown affecting the economy generally or our industry in particular;

•	the current geopolitical uncertainty which may impact the timing and amounts of technology investments;

•	our ability to control costs, including managing planned reductions in expense levels; and

•	our ability to develop, introduce, and market new products and enhancements to our existing products and services on a timely basis.

As a result of these and other factors, our revenue and operating results are difficult to predict. Because our revenue from services is often correlated to our license revenue, a decline in license revenue could also cause a decline in our services revenue in the same quarter or in subsequent quarters. In addition, an increase or decrease in hardware sales, which provide us with lower gross margins than sales of software licenses or services, may cause variations in our quarterly operating results.

Our expense levels are based, in part, on our expectations regarding future revenue increases. As a result, any shortfall in revenue in relation to our expectations would not necessarily cause a reduction in our costs. This could result in significant quarterly losses and significant changes in our operating results from quarter to quarter and could result in quarterly losses. In addition, we incurred restructuring and severance charges of $0.5, $1.2, and $1.9, million in fiscal 2003, 2002, and 2001, respectively, as a result of workforce reductions and other actions in response to declines in revenue and organizational restructuring. We may incur additional restructuring charges if we experience additional revenue declines. As a result of these factors, we believe that period-to-period comparisons of our revenue levels and operating results are not necessarily meaningful. You should not rely on our historical quarterly revenue and operating results to predict our future performance.

Macro-economic or other external influences may affect our performance.

Our business has been adversely impacted by the economic slowdown, particularly the decline in information technology spending. We expect the economic slowdown to continue to adversely impact our business for at least the next few quarters and perhaps longer. The adverse impacts from the slowdown include longer sales cycles, higher selling costs, lower average selling prices, and reduced bookings and revenues.

Approximately 80.6% of our revenues and the vast majority of our profits and cash flows are derived within the United States. Since the fourth quarter of 2000, a declining United States economy began to adversely impact the performances of many businesses particularly within the technology sector. We are a technology company selling technology-based software products and services with total pricing, in many cases, exceeding $1.0 million. A reduction in the capital budgets of our customers and prospective customers has an adverse impact on our ability to sell our software products and services. A prolonged recession of the US economy will likely result in less capital expenditures, which may adversely impact our business and/or our ability to compete.

Lengthening sales cycles, deferrals of anticipated orders and changes in the size and scope of contracts with customers may cause fluctuation in our operating results.

Our quarterly revenues are subject to fluctuation because they depend on the sale of relatively small number of orders for our products and related services. Many of these orders are realized at the end of the quarter. As a result, our quarterly operating results may fluctuate significantly if we are unable to complete several substantial sales in any given quarter. We have recently experienced lengthening sales cycles and deferrals of a number of anticipated orders, which we believe have been affected by general economic uncertainty and our potential customers’ concerns over making significant capital expenditures in light of this uncertainty.

A customer’s decision to license and implement our software products may present significant enterprise-wide implications for the customer and involve a substantial commitment of its management and resources. The period of time between initial customer contact and the purchase commitment typically ranges from six to eighteen months for our applications. Our sales cycle could extend beyond current levels as a result of lengthy evaluation and approval processes that typically accompany major initiatives or capital expenditures or other delays over which we have little or no control.

In addition, our goal is to provide more comprehensive software products and service offerings for our customers, as opposed to only licensing software. As the complexity of the problems our customers seek to solve increases, the size and scope of our contracts with customers increase, which could result in:

•	delays in negotiating and completing contracts; and

•	contracts which vary significantly from our standard contract and which could cause differing accounting treatments for the revenue from each contract.

Any of these factors could cause our revenue to decline or fluctuate significantly in any quarter and could cause a decline in our stock price.

The mix of our revenues among license fees, services and PCS, and hardware products may adversely impact our operating results.

Because service and PCS and hardware revenues have lower gross margins than license revenues, an increase in the percentage of total revenue represented by services and third party software and hardware revenues could have a detrimental impact on our overall gross margins and could adversely affect operating results. Further, the mix between services that are provided by our employees versus services provided by third-party consultants could impact gross margins. In addition, a significant portion of our revenue in any period is comprised of the resale of third-party hardware products to our customers. If we are not able to increase our revenue from software licenses and services or maintain our hardware revenue, our ability to achieve profitability may be adversely affected.

We may require additional capital which may not be available.

We may require additional capital to finance our growth, to fund acquisitions, or investments in complementary businesses, technologies or product lines. Our capital requirements will depend on many factors, including:

•	our cash flow from operating activities;

•	the timing of and extent to which we invest in new technology; and

•	the impact of acquisitions that we may make.

To the extent that our resources are insufficient to fund our future activities, we may need to raise additional funds through public or private financing. However, additional funding, if needed, may not be available on terms attractive to us, or at all. Our inability to raise capital when needed could have a material adverse effect on our business, operating results, and financial condition.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We may fail to execute on our business plan which may adversely affect our operating results.

We could fail to execute our plan in several areas, including:

•	failing to maintain and adhere to expense reduction programs;

•	failing to meet our revenue goals;

•	failing to develop and introduce our products in a timely and cost efficient manner;

•	failing to maintain referenceable accounts;

•	failing to develop and market products and services that adequately meet market requirements or achieve market acceptance;

•	failing to manage our direct sales organization;

•	failing to manage growth of our operations;

•	failing to maintain continuity in our executive officers;

•	failing to improve our operational, financial, and management controls;

•	failing to develop the management skills of our managers and supervisors; and

•	failing to train and motivate our employees.

If we fail to achieve our business objectives, our sales and operating results could be adversely affected.

Our strategic partner relationships may not be successful, which would adversely affect our revenue growth.

We have established several strategic relationships with certain companies over the past several years, including SAP. When we first entered into these strategic relationships, we expected that these companies would play an important role in the marketing of our products and service offerings. To date, we have not achieved the positive impact on our operating results that was originally expected from these strategic relationships. For example, only approximately 1% of our revenues in 2003 resulted from our SAP relationship. There is no guarantee that our strategic relationships will be successful in creating a larger market for our product offerings.

In 2001, we changed our executive management team. James B. Treleaven, our President and Chief Executive Officer, joined us in July 2001. All of our other present executive officers joined us after Mr. Treleaven. Our success depends on the ability of our management team to work together effectively. Our business, revenue and financial condition will be materially and adversely affected if our senior management team does not manage our company effectively or if we are unable to retain our executive management.

Our inability to attract and retain management and other key personnel may adversely affect us.

Our future performance depends on the continued service of our executive and senior management, product development, and sales personnel. The loss of the services of one or more of our key personnel could seriously harm our business. In addition, our success depends on our continuing ability to attract, hire, train, and retain a selected number of highly skilled managerial, technical, sales, marketing, and customer support personnel. Our ability to retain key employees may be difficult, given recent adverse changes in our business. Moreover, all employees receive options to purchase our stock as a part of their compensation package. To the extent that our stock price does not increase, the value of these options will be small, which could cause employees to be more likely to leave employment. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel. The cost of hiring and retaining skilled employees is high, and this reduces our profitability. Failure to attract and retain highly skilled personnel could materially and adversely affect our business.

Our market is very competitive and we may not be able to effectively compete.

We compete in markets that are intensely competitive. The intensity of competition has increased and is expected to further increase in the future. This increased competition has resulted in price reductions and reduced gross margins, and could result in loss of market share, any one of which events could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services they offer.

We face competition from:

•	SCE vendors, including, Manhattan Associates, Inc., High Jump, Inc., a division of 3M Corporation, Optum, Inc., and Red Prairie among others;

•	ERP or SCM application vendors that offer varying degrees of warehouse management functionality or modules of their product suites, such as ReTek, JD Edwards, Oracle, SSA and SAP;

•	the corporate information technology departments of potential customers capable of internally developing software products; and

•	smaller independent companies that have developed or are attempting to develop SCE software.

We may face competition in the future from business application software vendors that may broaden their product offerings by developing or acquiring SCE software. ERP and SCM vendors have a large number of strong customer relationships, which could provide a significant competitive advantage. New competitors or alliances among current and new competitors have emerged and may continue to emerge and rapidly gain significant market share. Many of our current or potential future competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers. In the past, we have lost potential customers to competitors for various reasons, including lower prices and incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

If the development of our products and services fails to keep pace with our industry’s rapid evolving technology, our future results may be materially and adversely affected.

The markets for supply chain management software products and services are subject to rapid technological change, changing client needs, frequent new product introductions, and evolving industry standards that may render existing products and services obsolete. A substantial portion of our revenue comes from the sale of our flagship product, CatalystCommand and related services and third party products. We expect this pattern to continue. Accordingly, our future operating results will depend on the demand for CatalystCommand by future customers, including new and enhanced releases that are subsequently introduced.

Our growth and future operating results will depend, in part, upon our ability to enhance our existing applications and develop and introduce new applications or capabilities that:

•	meet or exceed technological advances in the marketplace;

•	meet changing client requirements;

•	comply with changing industry standards;

•	achieve market acceptance;

•	integrate third-party products effectively; and

•	respond to competitive offerings.

In addition, we may not successfully identify new software opportunities or develop and bring new software to market in a timely and efficient manner. If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing clients and fail to attract new clients, which may adversely affect our performance.

Our existing products could be rendered obsolete if we fail to continue to advance our technology. We believe that our future success will depend upon our ability to continue to enhance our current product line while we concurrently develop and introduce new products that keep pace with competitive and technological developments. These developments require us to continue to make substantial product development investments. Although we are presently developing a number of product enhancements to our product suite, we cannot assure you that these enhancements will be completed on a timely basis or gain customer acceptance.

Our software may contain undetected errors or “bugs” resulting in harm to our reputation and operating results.

Software products as complex as those offered by us might contain undetected errors or failures when first introduced or when new versions are released. This may result in loss of, or delay in, market acceptance of our products. Our software products are frequently integrated with third party products, which may also contain errors. We cannot assure you, despite testing by us and by current and prospective customers, that errors will not be found in our products or product enhancements after commercial release. Any errors found may cause substantial harm to our reputation and result in additional unplanned expenses to remedy any defects, as well as a loss in revenue. Errors and failures in our products could result in the loss of customers and market share or delay in market adoption of our applications, and alleviating these errors and failures could require us to expend significant capital and other resources. The consequences of these errors and failures could materially and adversely affect our business, results of operations and financial condition. In addition, if our products fail to function as required, we may be subject to claims for substantial damages. Courts may not enforce provisions in our contracts that would limit our liability or otherwise protect us from liability for damages. Although we maintain general liability insurance coverage, including coverage for errors or omissions, this coverage may not continue to be available on reasonable terms or in sufficient amounts to cover claims against us.

We have limited protection of intellectual property rights and may potentially infringe third party intellectual property rights.

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Any infringement of our proprietary rights could negatively impact our future operating results. Furthermore, policing the unauthorized use of our products is difficult and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could negatively impact our future operating results.

It is possible that third parties will claim that we have infringed their current or future products. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could negatively impact our operating results. We cannot assure you that these royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. We cannot assure you that legal action claiming patent infringement will not be commenced against us, or that we would prevail in litigation given the complex technical issues and inherent uncertainties in patent litigation. If a claim against us were successful and we could not obtain a license on acceptable terms, license a substitute technology, or redesign to avoid infringement, we may be prevented from distributing our software or caused to incur significant expense and delay in developing non-infringing software. In addition, any successful claim of infringement would result in liability for actual damages, attorneys’ fees and costs, and potentially treble damages, if appropriate.

We face risks in pursuing our growth.

Our ability to pursue and sustain significant revenue growth is affected by many factors including the following:

•	our access to financing to fund the growth;

•	the growth rate of our selected markets;

•	the positioning of our products and services in our selected markets;

•	variations in demand for and cost of customer services and technical support; customer adoption of Internet applications and their willingness to upgrade from client-server versions of software;

•	our ability to release new software applications and upgrades on a timely basis;

•	our ability to establish and maintain strategic alliances;

•	our ability to continue to make acquisitions; and

•	our ability to attract and retain a high-performance sales team.

We may experience difficulties in pursuing acquisitions.

We desire long-term to continue to expand through the acquisition of businesses, technologies, products and services from third parties. Acquisitions involve a number of special problems, including:

•	difficulty in integrating acquired technologies, operations and personnel with our existing business;

•	diversion of management attention in connection with negotiating the acquisitions and integrating the assets;

•	strain on managerial, internal control, and operational resources as we oversee larger and/or more geographically dispersed operations;

•	exposure to unforeseen liabilities of acquired companies;

•	the need to incur or assume additional debt; and

•	the assumption of contracts which may be unfavorable to us under which we are obligated to perform.

We may not be able to successfully address these problems. Moreover, our long-term future operating results will depend to a significant degree on our ability to successfully manage internal growth and integrate new acquisitions.

If we cannot integrate acquired companies with our business, our profitability may be adversely affected.

As part of our business strategy, we may seek to acquire or invest in additional businesses, products, or technologies that may complement or expand our business. If we identify an appropriate acquisition opportunity, we may not be able to negotiate the terms of that acquisition successfully, finance it, or integrate it into our existing business and operations. We may not be able to select, manage, or absorb any future acquisitions successfully, particularly acquisitions of large companies. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, would divert management time and other resources. We may use a substantial portion of our available cash to make an acquisition. On the other hand, if we make acquisitions through an exchange of our securities, our stockholders could suffer dilution. In addition, any particular acquisition, even if successfully completed, may not ultimately benefit our business.

There are many risks associated with international operations.

We have committed resources to the opening and integration of additional international sales and support channels. Our efforts to develop and expand international sales and support channels may not be successful. International operations are subject to many risks, including the following:

•	difficulties in managing international VARs;

•	difficulties and expenses associated with complying with a variety of foreign laws and unexpected changes in regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	increased transaction costs related to sales transactions conducted outside the U.S.;

•	reduced protection of intellectual property rights and increased risk of piracy;

•	differing technology standards, translations, and localization standards;

•	political and economic instability abroad;

•	managing more geographically diverse operations;

•	dealing with currency fluctuations; and

•	the assumption that U.S. international policy will remain favorable towards the countries in which we sell our products and services.

The costs of compliance with recent developments in corporate governance regulation may affect our business, operating results and financial condition in ways that presently cannot be predicted.

Beginning with the enactment of the Sarbanes-Oxley Act of 2002, a significant number of new corporate governance requirements have been adopted or proposed through legislation and regulation by the Securities and Exchange Commission. We may not be successful in complying with these requirements at all times in the future. Additionally, we expect these developments to increase our legal compliance and accounting costs. These developments may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result, or the effect that these increased costs may have on our operating results.

RISKS RELATED TO AN INVESTMENT IN OUR STOCK

Our stock price is highly volatile and has limited liquidity.

The trading price of our common stock has fluctuated significantly since our initial public offering in November 1995 and could continue to be subject to wide fluctuations in response to various factors, including:

•	variations in our quarterly operating results;

•	changes in analysts’ estimates of our performance or industry performance;

•	changes in market valuations of similar companies;

•	weakening economic conditions;

•	conditions or trends in the market for supply chain software products and service offerings;

•	speculation in the press or investment community;

•	strategic actions by our competitors, such as acquisitions, announcements of new products or service enhancements, technological innovations, or significant business initatives;

•	fluctuations in stock market price and volume, which are particularly common among highly volatile securities of software companies; and

•	other events or factors that may be beyond our control.

In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies. These broad market fluctuations may adversely affect the market price of our common stock.

At December 31, 2003, the value of our stock held by persons who are not our affiliates, was approximately $8,986,000. The size of our public float limits the liquidity of our stock, or the ability of investors to purchase or sell our stock quickly. This lack of liquidity could deter some investors from purchasing our stock and could also lead to increased volatility in our stock price.

Our Common Stock has been delisted from the Nasdaq National Market and is now regulated as a penny stock which, among other things, restricts the ability of broker-dealers to buy or sell our securities. This restriction may effect the ability of holders to buy or sell our securities in the secondary market and may also effect the price at which such holders can buy or sell our securities. The delisting from Nasdaq may cause our stock to be less attractive to investors and may make it more difficult to raise additional financing in the future.

Substantial control by directors, executive officers, and affiliates control the Company’s affairs and policies.

Our directors, executive officers, and greater-than 5% shareholders together control approximately 60% of our outstanding common stock. As a result, these shareholders, if they act together, are able to influence the management and affairs of our company and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of the common stock.

Our certificate of incorporation, bylaws, and Delaware law may inhibit a takeover of our Company.

Our certificate of incorporation and our bylaws, in conjunction with Delaware law, contain provisions that could make it more difficult for a third party to obtain control of us. For example, our certificate of incorporation provide for a classified board of directors and allow our board of directors to expand its size and fill any vacancies without stockholder approval. In addition, our certificate of incorporation requires a two-thirds vote of stockholders to remove a director from office and then only for cause. Certain of these provisions: (a) allow the board of directors to issue preferred stock with rights senior to those of the common stock and to designate certain other preferences with respect to such shares without any further vote or action by the stockholders, (b) eliminate the right of stockholders to act by written consent, (c) make it more difficult for stockholders to remove directors or to elect a majority of the board of directors, (d) eliminate cumulative voting, and (e) impose various procedure and other requirements which could make it more difficult for stockholders to effect certain corporate actions. A shareholder may consider any or all of these provisions to be disadvantageous.